SIFY TECHNOLOGIES LIMITED

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113

India

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention: Claire DeLabar

Re: Sify Technologies Ltd.

Form 20-F for the Fiscal Year Ended March 31, 2024

Filed May 7, 2024

File No. 000-27663

Dear Claire DeLabar,

This letter is submitted on behalf of Sify Technologies Limited (the “Company” or “we”) in response to the comments of the staff members of the Securities and Exchange Commission (the “Staff”), as set forth in your letter (the “Comment Letter”) to M P Vijay Kumar dated August 14, 2024 with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024 (the “Annual Report”). For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.

1. Note 5. Property, Plant and Equipment, page 146:

Refer to the transfer of 4,400 million rupees from Furniture and Fittings to Buildings during the year ended March 31, 2024. Please disclose the reason for the transfer and the financial statement impact of the change in estimated useful lives from furniture and fittings of 5 years to buildings of 28 years in FY 2024 and future periods.

Response:

The Company incurs costs on Improvements comprising expenses for building interiors, electrical work, etc, which become an integral part of the building. These expenses are incurred to make the civil structure of the building ready for the intended use. These expenses on improvement are capitalized and depreciated over its estimated useful life of 5 years in accordance with the accounting policy consistently applied by the Company. The Company believes that it is more appropriate to disclose such improvements as a part of Buildings under Property, Plant and Equipment rather than as part of Furniture and Fittings. Hence the cost of such Improvements and the accumulated depreciation thereon, as on April 1, 2023 has been transferred as part of Building for a better presentation within the heading Property, Plant and Equipment. The estimated useful life of the Improvements continues to be 5 years, and they are depreciated accordingly only over 5 years consistently. Therefore, there is no financial impact due to this change in the Financial Statements for FY 2024 or future periods. The Company believes that such transfer is not considered material as there is no change in the overall value of Property, Plant and Equipment, no change in the depreciation and consequently no financial impact on the Financial Statements for FY 2024 or future periods.

We respectfully propose to provide, in the Company’s future filings, the following disclosure regarding our depreciation policy and estimated useful life of such assets included as a part of Buildings under Property, Plant and Equipment:

Depreciation:

Depreciation is recognized in the Statement of Income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment considering residual value to be zero.

Depreciation on contract-specific assets are charged co-terminously over the contract period. Management’s estimated useful lives for the year ended March 31, 20[XX] and March 31, 20[XX] were as follows:

Estimate of useful life in years
Buildings comprising Civil structure etc	[X]
Improvements forming part of the Building	[X]
Plant and machinery comprising computers, servers etc.	[X-X]
Plant and machinery comprising other items	[X-X]
Furniture and fittings	[X]
Office equipment	[X]
Motor vehicles	[X]

Depreciation is not recorded on construction-in-progress until construction and installation are complete and the asset is ready for its intended use.

The depreciation method, useful lives and residual value are reviewed at each of the reporting dates.

2. Note 8. Cash and Cash Equivalents, page 149:

We note that other bank deposits are excluded from cash and cash equivalents on the cash flows statements. Please expand the disclosure to include a description of these accounts and the reason they are not considered to be cash or cash equivalents.

Response:

The definition of cash and cash equivalents as contained in paragraph 6 of IAS 7 reads as follows:

“Cash comprises cash on hand and demand deposits”

“Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value”

Further, paragraph 7 of IAS 7 explains cash equivalents as below:

“Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. For an investment to qualify as a cash equivalent it must be readily convertible to a known amount of cash and be subject to an insignificant risk of changes in value. Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of, say, three months or less from the date of acquisition. Equity investments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date.”

The amount represented by “Other Bank Deposits” are deposits made with banks having a maturity period of more than 3 months from the date of making the deposit. Hence, we respectfully submit that these deposits are properly excluded as part of cash and cash equivalents on the cash flow statement, and no change to the figures in our current disclosure is required in that regard.

We respectfully propose in future filings to revise the disclosure in Note 8 to include the clarifying parenthetical “(maturity period more than 3 months)” on the table for the rows denoting “Other bank deposits” as below:

Cash and cash equivalents

Cash and cash equivalents as per consolidated statement of financial position, as of March 31, 20[XX] amounted to ₹ [XXXX] (March 31, 20[XX]: ₹ [XXXX] and March 31, 20[XX]: ₹ [XXXX] ). This excludes cash-restricted of ₹ [XXXX] (March 31, 20[XX]: ₹ [XXXX] and March 31, 20[XX]: ₹  [XXXX]), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

(a) Restricted cash

	March 31, 20[XX]	March 31, 20[XX]	March 31, 20[XX]
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	[XXXX]	[XXXX]	[XXXX]
Total restricted cash	[XXXX]	[XXXX]	[XXXX]
(b) Non restricted cash
Current
Cash and bank balances	[XXXX]	[XXXX]	[XXXX]
Other bank deposits (maturity period-more than 3 months)	[XXXX]	[XXXX]	[XXXX]
Total Non restricted cash	[XXXX]	[XXXX]	[XXXX]
Total cash (a+b)	[XXXX]	[XXXX]	[XXXX]
Bank overdraft used for cash management purposes	[XXXX]	[XXXX]	[XXXX]
Other bank deposits (maturity period-more than 3 months)	[XXXX]	[XXXX]	[XXXX]
Cash and cash equivalents for the statement of cash flows	[XXXX]	[XXXX]	[XXXX]

3. Note 10. Other assets, page 150

Please clarify the nature of "Financial assets included in other assets." Since deposits and receivables appear to be financial assets, it is unclear what this means or where it is reported on your balance sheet.

Response:

We respectfully propose to add the clarifying disclosure below in future filings:

“Financial assets included in Other assets” comprise security deposits and Bank deposits having a maturity period of more than 12 months, interest accrued on investments, and other non-current advances made in the ordinary course of business.

While non-current deposits are included as part of Other Assets and disclosed as “Financial assets included in other assets,” the receivables are separately disclosed as part of Note 13.

4. Note 16A. Fully Paid Compulsorily Convertible debentures, page 155:

Refer to Note 31. Contingencies - Put Options on page 169. We note that the Debenture Subscription Agreement is supplemented by a Put Option Agreement for protective rights in case there is a contract breach or conditions for conversion is not met over the term of the instrument. Please tell us the basis for your belief that the Compulsorily Convertible debentures qualify for equity classification in light of the put option issued to the holder of the debentures (i.e. a puttable instrument under paragraph 16A of IAS 32) and why the debentures and put option would not be considered to be a Compound financial instrument under IAS 32. Expand the disclosure to include a detailed description of your accounting for the debentures and put option using the guidance in IAS 32 paragraph 16A, 16B and 25.

Response:

Kotak Special Situations Fund (“Investor” or “KSSF”) entered into a Debenture Subscription Agreement (“DSA”) with Sify Infinit Spaces Limited (“SISL”), a Subsidiary Company, for investing in compulsorily convertible debentures (“CCDs”). The Company believes that these CCDs qualify to be classified as equity instruments pursuant to paragraph 16A, 16B and 25 of IAS 32 due to the following reasons:

a)	The investors in the CCDs are entitled to a pro rata share of SISL’s net assets in the event of liquidation. Net assets are those assets that remain after deducting all other claims on its assets.

b)	The CCDs are in the class of instruments that are subordinate to all other classes of instruments.
i)	They have no priority over other claims to the assets of SISL on liquidation; and
ii)	They do not need to be converted into another instrument before being in the class of instruments that is subordinate to all other classes of instruments.

c)	There is no other financial instrument in this class of instrument.

d)	SISL does not have any contractual obligation to deliver cash or another financial asset to another entity other than from repurchase or redeem the CCD for cash.

e)	The total expected cash flows attributable to the CCDs over its life are based substantially on the profit or loss of SISL over the life of the CCDs.

SISL does not have any other financial instrument or contract that has total cash flow substantially based on the profit or loss of SISL or that has the effect of substantially restricting the residual return to the Investor.

Hence these CCDs are treated as equity instruments.

Test for Compound Financial Instrument as per IAS 32:

The Company evaluated the terms of the CCDs to determine whether they contain both a liability and an equity component as per paragraph 31 and 32 of IAS 32.

As per IAS 32, while the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole, the amount separately determined for the liability component. The issuer of a bond convertible into ordinary shares first determines the carrying amount of the liability component by measuring the fair value of a similar liability that does not have an associated equity component. The carrying amount of the equity instrument represented by the option to convert the instrument into ordinary shares is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole.

These CCDs carry a coupon rate of 6% per annum, which the Company believes is in line with the market rate of instruments issued without an associated equity component, on the date of issue of the CCDs. Since the fair value of the liability component is determined with reference to the fair value of a similar standalone instrument without an associated equity component, the financial liability component was determined to be zero. Hence, the entire value of the instrument was determined to be representing the carrying value of equity component.

As the fixed number of equity instruments of the Company to be issued was not determined at the time of issuance of the CCD, the Company classified the instrument as a Financial Liability in accordance with Paragraph 16 of IAS 32.  Subsequently, once the fixed number of equity instruments to be issued was fixed, the entire amount was reclassified as equity.

We respectfully propose to expand the relevant disclosure in future filings with a detailed description of our accounting for these instruments and the put option using the guidance in IAS 32 paragraph 16A, 16B and 25.

5. Note 31. Contingencies Put Option, page 169:

Please expand the disclosure to include a detailed description of the terms of the put option agreement related to contract breaches and conditions for conversion.

Response:

The put option agreement (the “Agreement”) was entered into between the Company, SISL, and KSSF on November 1, 2021 pursuant to the DSA in relation to CCDs subscribed by KSSF. The Agreement was filed with the Securities and Exchange Commission on November 2, 2021.

Clause 2 of the Agreement describes the terms related to contract breaches as follows:

The put option can be triggered by KSSF upon the occurrence of any of the following events:

a)	an event of default under the DSA, or
b)	if the Company fails to provide exit to the Investor by way of Qualified IPO or Alternate Listing by the Exit Long Stop Date (October 31, 2029), as envisaged in the DSA, or
c)	breach by the Company of any of its obligation or covenants under the Agreement.

The Company is required to pay to KSSF no later than ninety (90) days from the date of Put Option Notice, the entire put amount into a bank account, subject to applicable withholding taxes and the Company will hold the CCD in such case as an asset.

The terms for conversion are described in the DSA in clauses 6 and 7 of Schedule IV.

Pursuant to the clause, the CCDs shall be fully, mandatorily, compulsorily and automatically converted into equity shares, upon the earlier of:

(i)	October 1, 2031 without any act or application by KSSF; or
(ii)	the filing of a prospectus by SISL with the Securities and Exchange Board of India or for any Alternate Listing or the ROC or any stock exchange in relation to an initial public offering of its equity shares; or
(iii)	at any time as required by the Investor prior to October 1, 2031

We respectfully propose to expand the disclosure relating to terms of the put option agreement related to contract breaches and conditions for conversion as detailed above in future filings.

6. Other, page 171:

Refer to the Service Tax contingency disclosure. Please expand the disclosure to clarify how you accounted for the 64.6 million rupees paid to date "under protest" to continue the proceeding with the relevant authorities.

Response:

We respectfully propose to expand the disclosure in future filings as detailed below:

The amount of INR 64.6 million paid under protest is accounted as Balance with Service Tax authorities and disclosed under “Other assets” – Note.10 to the Financial Statements.

7. Note 34. Financial Risk Management, page 185:

Please correct the typographical error in the Variable rate instruments Borrowings from banks line item amount.

Response:

We note the typographical error in the table and propose to ensure it is corrected as in the table below in future filings:

	Carrying amount
	March 31, 2024	March 31, 2023
Fixed rate instruments
Financial assets
- Fixed deposits with banks	4,502,312	2,590,530
- Investment in debt securities	393,453	372,000

Financial liabilities
- Borrowings from banks	183,589	240,962
- Borrowings from others	5,405,034	4,773,718
Variable rate instruments
Financial liabilities
- Borrowings from banks	18,611,027	14,741,788
- Bank overdrafts	486,888	951,504

If you have any questions regarding the above clarifications, please feel free to contact the undersigned at +91 44 2254 0770, ext.2111.

/s/ M P Vijay Kumar

Name: M P Vijay Kumar
Title: Executive Director and Chief Financial Officer

Sify Technologies Limited
Chennai
India